Exhibit 99.3

ASML—Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Six months ended,
	Jun 30,	Jul 1,	Jun 30,	Jul 1,
(in millions EUR, except per share data)	2013 [4]	2012	2013 [4]	2012

Net system sales	915.5	984.8	1,592.4	2,034.8
Net service and field option sales	271.2	242.9	486.4	444.8

Total net sales	1,186.7	1,227.7	2,078.8	2,479.6

Total cost of sales	(704.5)	(697.3)	(1,255.9)	(1,425.6)

Gross profit	482.2	530.4	822.9	1,054.0

Other income	16.3	—	30.5	—
Research and development costs	(200.0)	(144.6)	(384.8)	(289.9)
Selling, general and administrative costs	(67.9)	(54.7)	(130.5)	(110.1)

Income from operations	230.6	331.1	338.1	654.0

Interest income (expense), net	(6.0)	(0.9)	(9.3)	(0.3)

Income before income taxes	224.6	330.2	328.8	653.7

Benefit from (provision for) income taxes	(3.8)	(38.3)	(11.8)	(79.8)

Net income	220.8	291.9	317.0	573.9

Basic net income per ordinary share	0.52	0.71	0.76	1.40
Diluted net income per ordinary share [3]	0.51	0.71	0.75	1.39

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	426.1	409.5	416.8	410.6
Diluted [3]	430.4	412.7	421.0	413.8

ASML—Ratios and Other Data 1,2

	Three months ended,		Six months ended,
	Jun 30,	Jul 1,	Jun 30,	Jul 1,
(in millions EUR, except otherwise indicated)	2013 [4]	2012	2013 [4]	2012

Gross profit as a percentage of net sales	40.6	43.2	39.6	42.5
Income from operations as a percentage of net sales	19.4	27.0	16.3	26.4
Net income as a percentage of net sales	18.6	23.8	15.2	23.1
Income taxes as a percentage of income before income taxes	1.7	11.6	3.6	12.2
Shareholders’ equity as a percentage of total assets	62.6	49.8	62.6	49.8
Sales of systems (in units)	38	44	67	96
Average selling price of system sales (EUR millions)	24.1	22.4	23.8	21.2
Value of systems backlog excluding EUV (EUR millions)	1,395	1,503	1,395	1,503
Systems backlog excluding EUV (in units)	42	55	42	55
Average selling price of systems backlog excluding EUV (EUR millions)	33.2	27.3	33.2	27.3
Value of booked systems excluding EUV (EUR millions)	1,065	949	1,780	1,814
Net bookings excluding EUV (in units)	38	43	63	79
Average selling price of booked systems excluding EUV (EUR millions)	28.0	22.1	28.3	23.0
Number of payroll employees in FTEs	10,001	8,010	10,001	8,010
Number of temporary employees in FTEs	2,482	1,860	2,482	1,860

ASML—Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Jun 30, 2013 [4]	Dec 31, 2012

ASSETS
Cash and cash equivalents	1,592.3	1,767.6
Short-term investments	758.3	930.0
Accounts receivable, net	612.8	605.3
Finance receivables, net	252.4	265.2
Current tax assets	49.4	57.1
Inventories, net	2,359.0	1,857.0
Deferred tax assets	162.4	103.7
Other assets	292.3	246.0

Total current assets	6,078.9	5,831.9

Finance receivables, net	17.5	38.6
Deferred tax assets	52.5	39.4
Other assets	292.1	311.6
Goodwill	2,017.3	149.2
Other intangible assets, net	782.3	9.9
Property, plant and equipment, net	1,137.2	1,029.9

Total non-current assets	4,298.9	1,578.6

Total assets	10,377.8	7,410.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,489.4	2,086.3

Long-term debt	735.6	755.9
Deferred and other tax liabilities	385.0	88.3
Provisions	6.9	8.0
Accrued and other liabilities	262.9	405.1

Total non-current liabilities	1,390.4	1,257.3

Total liabilities	3,879.8	3,343.6

Total shareholders’ equity	6,498.0	4,066.9

Total liabilities and shareholders’ equity	10,377.8	7,410.5

ASML—Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Six months ended,
(in millions EUR)	Jun 30, 2013 [4]	Jul 1, 2012	Jun 30, 2013 [4]	Jul 1, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	220.8	291.9	317.0	573.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	48.8	56.8	93.3	106.4
Impairment	2.6	1.1	2.7	1.1
Loss on disposal of property, plant and equipment	0.5	1.2	0.6	1.5
Share-based payments	9.4	4.4	15.1	8.8
Allowance for doubtful receivables	0.4	0.1	0.7	0.3
Allowance for obsolete inventory	33.9	53.4	64.3	77.0
Deferred income taxes	14.9	0.7	15.2	22.3
Changes in assets and liabilities	150.0	(335.5)	(83.9)	(321.6)

Net cash provided by (used in) operating activities	481.3	74.1	425.0	469.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(50.5)	(38.8)	(77.8)	(86.0)
Purchase of intangible assets	—	—	(4.0)	(3.3)
Purchase of available for sale securities	(125.0)	(850.0)	(475.0)	(850.0)
Maturity of available for sale securities	246.7	—	686.7	—
Acquisition of subsidiaries (net of cash acquired)	(443.7)	—	(443.7)	—

Net cash provided by (used in) investing activities	(372.5)	(888.8)	(313.8)	(939.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(216.1)	(188.9)	(216.1)	(188.9)
Purchase of shares	(84.7)	(108.8)	(84.7)	(244.5)
Net proceeds from issuance of shares	7.2	4.2	17.6	20.5
Capital repayment	—	—	—	—
Repayment of debt	(0.9)	(0.7)	(1.7)	(1.4)
Tax benefit from share-based payments	—	—	—	0.1

Net cash provided by (used in) financing activities	(294.5)	(294.2)	(284.9)	(414.2)

Net cash flows	(185.7)	(1,108.9)	(173.7)	(883.8)

Effect of changes in exchange rates on cash	(2.1)	7.3	(1.6)	3.8

Net increase (decrease) in cash and cash equivalents	(187.8)	(1,101.6)	(175.3)	(880.0)

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	Jun 30, 2013 [4]	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012

Net system sales	915.5	676.9	766.5	1,000.3	984.8
Net service and field option sales	271.2	215.2	256.6	228.5	242.9
Total net sales	1,186.7	892.1	1,023.1	1,228.8	1,227.7

Total cost of sales	(704.5)	(551.4)	(602.9)	(697.8)	(697.3)
Gross profit	482.2	340.7	420.2	531.0	530.4

Other income	16.3	14.2	—	—	—
Research and development costs	(200.0)	(184.8)	(155.4)	(143.8)	(144.6)
Selling, general and administrative costs	(67.9)	(62.6)	(79.5)	(69.7)	(54.7)
Income from operations	230.6	107.5	185.3	317.5	331.1

Interest income (expense), net	(6.0)	(3.3)	(3.4)	(2.5)	(0.9)
Income before income taxes	224.6	104.2	181.9	315.0	330.2

Benefit from (provision for) income taxes	(3.8)	(8.0)	115.8	(40.3)	(38.3)
Net income	220.8	96.2	297.7	274.7	291.9

Basic net income per ordinary share	0.52	0.24	0.66	0.65	0.71
Diluted net income per ordinary share [3]	0.51	0.23	0.65	0.65	0.71

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	426.1	407.5	452.5	422.5	409.5
Diluted [3]	430.4	410.6	455.4	425.7	412.7

ASML—Quarterly Summary Ratios and other data 1,2

	Three months ended,
(in millions EUR, except otherwise indicated)	Jun 30, 2013 [4]	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012

Gross profit as a percentage of net sales	40.6	38.2	41.1	43.2	43.2
Income from operations as a percentage of net sales	19.4	12.1	18.1	25.8	27.0
Net income as a percentage of net sales	18.6	10.8	29.1	22.4	23.8
Income taxes as a percentage of income before income taxes	1.7	7.6	(63.7)	12.8	11.6
Shareholders’ equity as a percentage of total assets	62.6	54.8	54.9	65.2	49.8
Sales of systems (in units)	38	29	34	40	44
Average selling price of system sales (EUR millions)	24.1	23.3	22.5	25.0	22.4
Value of systems backlog excluding EUV (EUR millions)	1,395	1,266	1,214	1,340	1,503
Systems backlog excluding EUV (in units)	42	42	46	48	55
Average selling price of systems backlog excluding EUV (EUR millions)	33.2	30.1	26.4	27.9	27.3
Value of booked systems excluding EUV (EUR millions)	1,065	715	667	831	949
Net bookings excluding EUV (in units)	38	25	32	33	43
Average selling price of booked systems excluding EUV (EUR millions)	28.0	28.6	20.9	25.2	22.1
Number of payroll employees in FTEs	10,001	8,625	8,497	8,203	8,010
Number of temporary employees in FTEs	2,482	2,249	2,139	2,027	1,860

ASML—Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Jun 30, 2013 [4]	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012

ASSETS
Cash and cash equivalents	1,592.3	1,780.1	1,767.6	5,118.8	1,851.8
Short-term investments	758.3	840.0	930.0	1,040.0	850.0
Accounts receivable, net	612.8	689.8	605.3	326.8	631.7
Finance receivables, net	252.4	300.8	265.2	221.6	122.3
Current tax assets	49.4	64.8	57.1	36.6	23.6
Inventories, net	2,359.0	2,005.8	1,857.0	1,920.0	1,721.2
Deferred tax assets	162.4	105.1	103.7	111.0	123.4
Other assets	292.3	278.6	246.0	235.0	235.2
Total current assets	6,078.9	6,065.0	5,831.9	9,009.8	5,559.2

Finance receivables, net	17.5	17.4	38.6	44.7	—
Deferred tax assets	52.5	40.3	39.4	38.3	40.1
Other assets	292.1	312.7	311.6	304.9	290.5
Goodwill	2,017.3	153.2	149.2	145.9	150.2
Other intangible assets, net	782.3	12.6	9.9	7.2	8.6
Property, plant and equipment, net	1,137.2	1,012.3	1,029.9	1,036.9	1,169.2
Total non-current assets	4,298.9	1,548.5	1,578.6	1,577.9	1,658.6

Total assets	10,377.8	7,613.5	7,410.5	10,587.7	7,217.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,489.4	2,346.4	2,086.3	2,301.8	2,075.0

Long-term debt	735.6	746.6	755.9	747.3	741.8
Deferred and other tax liabilities	385.0	92.1	88.3	215.2	205.1
Provisions	6.9	6.6	8.0	8.7	9.5
Accrued and other liabilities	262.9	249.7	405.1	409.0	590.9
Total non-current liabilities	1,390.4	1,095.0	1,257.3	1,380.2	1,547.3

Total liabilities	3,879.8	3,441.4	3,343.6	3,682.0	3,622.3

Total shareholders’ equity	6,498.0	4,172.1	4,066.9	6,905.7	3,595.5
Total liabilities and shareholders’ equity	10,377.8	7,613.5	7,410.5	10,587.7	7,217.8

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jul 1,
(in millions EUR)	2013 [4]	2013	2012	2012	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	220.8	96.2	297.7	274.7	291.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	48.8	44.5	43.5	36.7	56.8
Impairment	2.6	0.1	0.5	1.7	1.1
Loss on disposal of property, plant and equipment	0.5	0.1	0.2	0.5	1.2
Share-based payments	9.4	5.7	5.0	4.9	4.4
Allowance for doubtful receivables	0.4	0.3	(0.3)	0.5	0.1
Allowance for obsolete inventory	33.9	30.4	22.9	31.0	53.4
Deferred income taxes	14.9	0.3	(120.3)	25.6	0.7
Changes in assets and liabilities	150.0	(233.9)	(504.7)	113.7	(335.5)

Net cash provided by (used in) operating activities	481.3	(56.3)	(255.5)	489.3	74.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(50.5)	(27.3)	(35.7)	(50.2)	(38.8)
Purchase of intangible assets	—	(4.0)	(4.3)	—	—
Purchase of available for sale securities	(125.0)	(350.0)	(90.0)	(440.0)	(850.0)
Maturity of available for sale securities	246.7	440.0	200.0	250.0	—
Acquisition of subsidiaries (net of cash acquired)	(443.7)	—	(10.3)	—	—

Net cash provided by (used in) investing activities	(372.5)	58.7	59.7	(240.2)	(888.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(216.1)	—	—	—	(188.9)
Purchase of shares	(84.7)	—	(265.7)	(25.2)	(108.8)
Net proceeds from issuance of shares	7.2	10.4	840.7	3,046.5	4.2
Capital repayment	—	—	(3,728.3)	—	—
Repayment of debt	(0.9)	(0.8)	(0.8)	(0.7)	(0.7)
Tax benefit from share-based payments	—	—	0.6	1.5	—

Net cash provided by (used in) financing activities	(294.5)	9.6	(3,153.5)	3,022.1	(294.2)

Net cash flows	(185.7)	12.0	(3,349.3)	3,271.2	(1,108.9)

Effect of changes in exchange rates on cash	(2.1)	0.5	(1.9)	(4.2)	7.3

Net increase (decrease) in cash and cash equivalents	(187.8)	12.5	(3,351.2)	3,267.0	(1,101.6)

Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements are stated in millions of euros (‘EUR’) unless otherwise indicated. ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., comparative financial information presented in the Consolidated Financial Statements does not include Cymer. Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements.

Use of estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights.

Revenue recognition

In general, ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When we are unable to establish relative selling price using VSOE or TPE, ASML uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation U.S. GAAP—IFRS 1,2

Net income	Three months ended,		Six months ended,
(in millions EUR)	Jun 30, 2013	Jul 1, 2012	Jun 30, 2013	Jul 1, 2012

Net income based on U.S. GAAP	220.8	291.9	317.0	573.9
Development expenditures (see Note 1)	51.9	39.6	109.9	74.7
Share-based payments (see Note 2)	(0.1)	0.2	0.7	0.2
Income taxes (see Note 3)	(13.6)	1.9	(12.9)	2.9
Reversal of write-downs (see Note 4)	—	7.9	—	7.2

Net income based on IFRS	259.0	341.5	414.7	658.9

Shareholders’ equity (in millions EUR)	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012

Shareholders’ equity based on U.S. GAAP	6,498.0	4,172.1	4,066.9	6,905.7	3,595.5
Development expenditures (see Note 1)	507.3	456.1	396.8	356.6	308.7
Share-based payments (see Note 2)	27.1	4.2	4.1	4.1	4.0
Income taxes (see Note 3)	18.3	32.1	30.4	35.0	36.4
Reversal of write-downs (see Note 4)	—	—	—	14.0	14.4

Equity based on IFRS	7,050.7	4,664.5	4,498.2	7,315.4	3,959.0

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under U.S. GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Note 4 Reversal of write-downs

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]

The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

[4]	Figures include Cymer LLC and its subsidiaries as of May 30, 2013.